UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934

Texas Industries, Inc.

(Name of Issuer)

Common Stock, par value $1.00

(Title of Class of Securities)

882491103

(CUSIP Number)

NNS Holding
c/o M&C Corporate Services
PO Box 309GT
Ugland House
South Church Street
George Town, Grand Cayman
Cayman Islands
+202 2461 1103

With a copy to:

Minh Van Ngo
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019
+1 212 474 1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 30, 2010

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

CUSIP No.	882491103

1
NAME OF REPORTING PERSONS

NNS Holding (and together with Mr. Nassef Sawiris, Mr. Philip Le Cornu and Mr. Philip Norman, the “Reporting Persons”)
[I.R.S. Identification Nos. of above persons (entities only):   NA]

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) N/A
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,815,372
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 5,815,372
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,815,372
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.9%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No.	882491103

1	NAME OF REPORTING PERSONS Mr. Nassef Sawiris
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO (See item 3.)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) N/A
6	CITIZENSHIP OR PLACE OF ORGANIZATION EGYPT
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 5,815,372
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 5,815,372
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,815,372
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.9%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No.	882491103

1	NAME OF REPORTING PERSONS Mr. Philip Norman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO (See item 3.)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) N/A
6	CITIZENSHIP OR PLACE OF ORGANIZATION BRITAIN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 5,815,372
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 5,815,372
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,815,372
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.9%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No.	882491103

1	NAME OF REPORTING PERSONS Mr. Philip Le Cornu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO (See item 3.)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) N/A
6	CITIZENSHIP OR PLACE OF ORGANIZATION BRITAIN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 5,815,372
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 5,815,372
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,815,372
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.9%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Explanatory Note

This amendment relates to the Schedule 13D originally filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on October 19, 2006, as last amended on October 21, 2010 (the “Schedule 13D”), relating to the common stock, par value $1.00 per share (“Common Stock”), of Texas Industries, Inc., a Delaware corporation (the “Issuer”).

Item 3.  Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated in its entirety to read as follows:

Funds for the purchase of the shares were derived from available capital of NNS Holding. A total of $324,732,320 (exclusive of brokers’ commissions and other administrative costs) was paid to purchase the shares, and a total of $5,399,334 was paid to purchase the options relating to the shares, as set out further in Schedule A.

Item 4.  Purpose of Transaction.

Item 4 is hereby amended and supplemented to add the following:

On November 30, 2011, the Issuer, NNS Holding and Mr. Nassef Sawiris entered into a Termination Agreement to terminate the Standstill Agreement among the parties dated July 16, 2010 and included as an exhibit to the Schedule 13D/A filed with the SEC on July 20, 2010.

Item 5.  Interest in Securities of the Issuer.

Section (a) of Item 5 is hereby amended and restated in its entirety to read as follows:

(a) The aggregate percentage of shares reported owned by the Reporting Persons is based upon 27,890,345 shares of Common Stock outstanding as of September 26, 2011, which is the total number of shares of Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended August 31, 2011, filed with the SEC on September 30, 2011. As of the close of business on December 1, 2011, the Reporting Persons beneficially owned 5,815,372 shares, constituting approximately 20.9% of the class outstanding.

Section (c) of Item 5 is hereby amended and restated in its entirety to read as follows:

(c) Schedule A annexed hereto lists all transactions in the Issuer’s Common Stock by the Reporting Persons in the period beginning sixty days prior to October 19, 2006 (the date of filing of the original Schedule 13D by the Reporting Persons). Other than the block trades effected on July 12, 13, 17 and 18, 2007, as disclosed in Schedule A, all transactions were effected in the open market or upon exercise of options.

Item 7.  Material to be Filed as Exhibits.

Exhibit 1    Joint filing agreement between the Reporting Persons dated December 5, 2011.

Signature.

After reasonable inquiry and to the best of his knowledge and belief, each of the following certifies that the information set forth in this statement is true, complete and correct.

Date: December 5, 2011
Mr. Nassef Sawiris
Signature:	/s/ Nassef Sawiris

Date: December 5, 2011
Mr. Philip Norman
Signature:	/s/ Philip Norman

Date: December 5, 2011
By:	Mr. Philip Le Cornu
Signature:	/s/ Philip Le Cornu

Schedule A

Transactions in the Securities by NNS Holding since August 19, 2006

Date	Amount Purchased		Price Per Share (1)
Held prior to August 19, 2006	45,000		$50.42
September 6, 2006	31,000		$47.56
September 7, 2006	37,500		$47.54
September 8, 2006	31,500		$48.26
September 19, 2006	40,000		$49.24
September 20, 2006	60,000		$49.45
September 25, 2006	62,000		$48.92
September 26, 2006	80,000		$50.29
September 27, 2006	61,000		$50.12
September 28, 2006	23,900		$51.73
October 10, 2006	75,800		$51.75
October 11, 2006	(2)
October 12, 2006	(3)
October 13, 2006	(4)
October 16, 2006	(5)
October 17, 2006	(6)
October 18, 2006	(7)
January 17, 2007	(8)
March 1, 2007	593,400	(9)	$52.00
April 19, 2007	524,110	(10)	$47.70
April 19, 2007	250,000		$73.98
April 20, 2007	264,178		$76.08
May 21, 2007	524,110	(11)	$49.51
July 12, 2007	480,515	(12)	$84.60
July 13, 2007	104,200	(13)	$86.93
July 13, 2007	145,000	(14)	$87.44
July 17, 2007	303,450	(15)	$88.76
July 17, 2007	106,956	(16)	$89.02
July 18, 2007	230,320	(17)	$89.89
September 17, 2008	50,000	(18)	$46.33
July 20, 2010	411,900		$31.97
July 21, 2010	149,656		$33.54
July 22, 2010	130,000		$33.09
July 29, 2010	59,500		$33.04
July 30, 2010	33,400		$33.34
August 2, 2010	52,069		$34.14
August 3, 2010	39,700		$33.26
August 4, 2010	59,137		$33.85

Date	Amount Purchased	Price Per Share (1)
August 5, 2010	26,400	$32.16
August 6, 2010	9,300	$32.92
August 16, 2010	15,200	$31.15
August 17, 2010	4,100	$31.80
August 26, 2010	18,439	$29.55
August 27, 2010	23,900	$30.35
August 30, 2010	15,700	$30.48
August 31, 2010	19,900	$30.24
September 1, 2010	34,000	$31.24
September 2, 2010	21,400	$32.44
September 3, 2010	8,700	$33.94
October 6, 2010	6,500	$32.56
October 8, 2010	5,500	$33.14
October 11, 2010	8,500	$33.55
October 12, 2010	19,300	$34.09
October 13, 2010	12,765	$34.91
October 14, 2010	10,800	$34.66
October 15, 2010	16,300	$34.41
October 19, 2010	18,269	$33.88
October 20, 2010	14,600	$34.10
October 21, 2010	13,300	$34.11
October 22, 2010	6,100	$33.92
October 27, 2010	30,000	$33.98
March 11, 2011	16,599	$39.67
March 14, 2011	14,300	$39.44
March 15, 2011	35,401	$40.00
March 16, 2011	61,263	$41.22
November 30, 2011	65,634	$25.04
December 1, 2011	203,901	$29.74

(1) Exclusive of brokers’ fees and other administrative costs.

(2) On October 11, 2006, NNS Holding sold (unwound) call options it had entered into on a date earlier than 60 days before the date of filing of the original Schedule 13D by the Reporting Persons.

(3) On October 12, 2006, NNS Holding entered into a European-style forward buy transaction (also called a European-style synthetic long or put-call pair combination), in which it purchased a call option permitting NNS Holding to call 26,200 shares at an exercise price of $52.00 per call on March 1, 2007. On the same date and with the same counterparty as the related call, NNS Holding sold a put option giving the counterparty the right to deliver 26,200 shares at an exercise price of $52.00 on March 1, 2007. This option was exercised on March 1, 2007.

(4) On October 13, 2006, NNS Holding entered into two European-style “reverse collar” option transactions.

In the first transaction, NNS Holding purchased a call option permitting NNS Holding to call 524,110 shares at an exercise price of $47.70 per call on January 19, 2007. On the same date and with the same counterparty as the related call, NNS Holding sold a put option giving the counterparty the right to deliver 524,110 shares at an exercise price of $47.45 on January 19, 2007.

In the second transaction, NNS Holding purchased a call option permitting NNS Holding to call 524,100 shares at an exercise price of $49.5126 per call on February 20, 2007. On the same date and with the same counterparty as the related call, NNS Holding sold a put option giving the counterparty the right to deliver 524,110 shares at an exercise price of $47.45 on February 20, 2007.

In addition, on October 13, 2006, NNS Holding entered into a European-style forward buy transaction, in which it purchased a call option permitting NNS Holding to call 180,400 shares at an exercise price of $52.00 per call on March 1, 2007. On the same date and with the same counterparty as the related call, NNS Holding sold a put option giving the counterparty the right to deliver 180,400 shares at an exercise price of $52.00 on March 1, 2007. This option was exercised on March 1, 2007.

(5) On October 16, 2006, NNS Holding entered into a European-style forward buy transaction, in which it purchased a call option permitting NNS Holding to call 100,600 shares at an exercise price of $52.00 per call on March 1, 2007. On the same date and with the same counterparty as the related call, NNS Holding sold a put option giving the counterparty the right to deliver 100,600 shares at an exercise price of $52.00 on March 1, 2007. This option was exercised on March 1, 2007.

(6) On October 17, 2006, NNS Holding entered into a European-style forward buy transaction, in which it purchased a call option permitting NNS Holding to call 116,200 shares at an exercise price of $52.00 per call on March 1, 2007. On the same date and with the same counterparty as the related call, NNS Holding sold a put option giving the counterparty the right to deliver 116,200 shares at an exercise price of $52.00 on March 1, 2007. This option was exercised on March 1, 2007.

(7) On October 18, 2006, NNS Holding entered into a European-style forward buy transaction, in which it purchased a call option permitting NNS Holding to call 170,000 shares at an exercise price of $52.00 per call on March 1, 2007. On the same date and with the same counterparty as the related call, NNS Holding sold a put option giving the counterparty the right to deliver 170,000 shares at an exercise price of $52.00 on March 1, 2007. This option was exercised on March 1, 2007.

(8) On January 17, 2007, NNS Holding agreed amendments to the terms of the two “reverse collar” options it entered into on October 13, 2006, referred to above in note (4), extending the exercise date and converting them to European-style forward buy transactions. These options, as amended, are described below.

NNS Holding held an option to call 524,110 shares at an exercise price of $47.70 per share on April 19, 2007, and the same counterparty held a put option giving the counterparty the right to deliver to NNS Holding 524,110 shares at an exercise price of $47.70 per share on April 19, 2007.

NNS Holding then held an option to call 524,110 shares at an exercise price of $49.51 per share on May 21, 2007, and the same counterparty then held a put option giving the counterparty the right to deliver to NNS Holding 524,110 shares at an exercise price of $49.51 per share on May 21, 2007.

(9) On March 1, 2007, NNS Holding’s options maturing on March 1, 2007, relating to 593,400 shares (as referred to in notes 4-7 above) were exercised at an exercise price of $52.00.

(10) On April 19, 2007, NNS Holding’s option maturing on April 19, 2007, relating to 524,110 shares (as referred to in note 8 above) was exercised at an exercise price of $47.70.

(11) On May 21, 2007, NNS Holding’s option maturing on May 21, 2007 relating to 524,110 shares (as referred to in note 8 above) was exercised at an exercise price of $49.51.

(12) On July 12, 2007, NNS Holding effected a block trade in 480,515 shares through a broker dealer and purchased the shares at $84.60 per share.

(13) On July 13, 2007, NNS Holding effected a block trade in 104,200 shares through a broker dealer and purchased the shares at $86.93 per share.

(14) On July 13, 2007, NNS Holding effected a block trade in 145,000 shares through a broker dealer and purchased the shares at $87.44 per share.

(15) On July 17, 2007, NNS Holding effected a block trade in 303,450 shares through a broker dealer and purchased the shares at $88.76 per share.

(16) On July 17, 2007, NNS Holding effected a block trade in 106,956 shares through a broker dealer and purchased the shares at $89.02 per share.

(17) On July 18, 2007, NNS Holding effected a block trade in 230,320 shares through a broker dealer and purchased the shares at $89.89 per share.

(18) On September 17, 2008, NNS Holding effected a block trade in 50,000 shares through a broker-dealer and purchased the shares at $46.33 per share.

Transactions in the Securities by Mr. Sawiris in his Individual Capacity since August 19, 2006

None

Transactions in the Securities by Mr. Norman in his Individual Capacity since August 19, 2006

None

Transactions in the Securities by Mr. Le Cornu in his Individual Capacity since August 19, 2006

None